Exhibit 99.3

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Each of the Addressees Listed on
Schedule I Attached Hereto

    Re:    Entergy Texas Restoration Funding II, LLC Senior Secured System Restoration Bonds, Series 2022-A

    Ladies and Gentlemen:

We have acted as local Texas counsel to Entergy Texas, Inc., a Texas corporation (“ETI”), and Entergy Texas Restoration Funding II, LLC, a Delaware limited liability company (the “Issuer”), in connection with ETI’s transfer of the rights and interests of ETI under the Financing Order, including the right to impose, collect, and receive system restoration charges, to the Issuer pursuant to that certain Transition Property Purchase and Sale Agreement, dated as of [●], 2022 (the “Sale Agreement”), between ETI and the Issuer and the related Bill of Sale dated as of [●], 2022 (the “Bill of Sale”). Unless the context clearly indicates otherwise, capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture dated as of [●], 2022, as supplemented by the Series Supplement dated as of [●], 2022 (as so supplemented, the “Indenture”), between the Issuer and The Bank of New York Mellon, a New York banking corporation, as indenture trustee (the “Indenture Trustee”) and securities intermediary, including Appendix A attached thereto. This opinion is being delivered pursuant to Section 9(i) of the Underwriting Agreement dated [●], 2022, among ETI, Issuer and the Underwriters named therein.

    We have reviewed the following documents and any exhibits thereto for purposes of this opinion (collectively, the “Relevant Documents”):

1.the Sale Agreement and the Bill of Sale;
2.the Servicing Agreement;
3.the Indenture;
4.the Underwriting Agreement;
5.the Certificate of Formation;
6.the Limited Liability Company (“LLC”) Agreement;
7.the Application;
DWMR Texas Constitutional Opinion

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8.the January 14, 2022, Financing Order of the Public Utility Commission of Texas (“PUCT”) in Docket No. 52302 (“the Financing Order”); and
9.that certain Issuance Advice Letter (the “Issuance Advice Letter”) filed with the PUCT on [●], 2022.
    In connection with the issuance of certain system restoration bonds within the meaning of Chapter 36, Subchapter I and Chapter 39, Subchapter G of the Texas Public Utility Regulatory Act (“PURA”),1 ETI has requested that we deliver certain opinions, under the Texas Constitution, regarding the Transition Property (as defined in the Indenture) and the PURA.

I.    STATUTORY FRAMEWORK

    The Texas Legislature (“Legislature”) enacted Senate Bill 7, effective September 1, 1999, for the purpose of protecting “the public interest during the transition to and in the establishment of a fully competitive electric power industry.”2 This legislative effort is primarily reflected in Chapter 39 of PURA. PURA § 39.001(b) states, in pertinent part,

    The legislature finds that it is in the public interest to:

(1) implement on January 1, 2002, a competitive retail electric market that allows each retail customer to choose the customer’s provider of electricity and that encourages full and fair competition among all providers of electricity;

(2) allow utilities with uneconomic generation-related assets and purchased power contracts to recover the reasonable excess costs over market of those assets and purchased power contracts….

The utility assets as to which the Legislature believed the public interest requires recovery include both “stranded costs” (“the positive excess of the net book value of generation assets over the market value of the assets”)3 and “regulatory assets” (as reported by the utility in its 1998 annual report on Securities and Exchange Commission Form 10-K).4 The Legislature provided several means for recovery of these assets, including “securitization financing” per the requirements and procedures of PURA Chapter 39, Subchapter G.

In September 2005, Hurricane Rita struck the coastal areas of the region causing catastrophic damage to ETI’s (then Entergy Gulf States, Inc.) electric utility system and leaving thousands of Texans without electricity. ETI incurred substantial costs to repair and rebuild its utility infrastructure and restore service. In response to concerns regarding the long-term stability and reliability of electric service due to the reconstruction expense ensuing from the storm, the Legislature amended Chapter 39 of
1     Public Utility Regulatory Act, Tex. Util. Code §§ 11.001-66.016.
2     PURA § 39.001(a).
3     PURA §§ 39.251(7), .252(a).
4     PURA §§ 39.301, .302(5).

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PURA during the 3rd Called Session of the 79th Legislature by enacting House Bill 163, which provided for the “securitization” of ETI’s hurricane reconstruction costs and their recovery through the sale of bonds per the requirements and procedures of Subchapter G. Securitization was “expected to result in significant savings to customers, compared to the rates customers would pay if the Hurricane Rita costs were recovered through conventional means, such as their inclusion in a base rate proceeding.”5

    The 81st Legislature generalized this approach to storm cost recovery when it enacted Senate Bill 769 in 2009. Senate Bill 769 added Subchapter I to Chapter 36 of PURA to enable any electric utility “to obtain timely recovery of system restoration costs and to use securitization financing to recover these costs.”6 In its analysis of the bill, the House Research Organization discussed the efficiencies and cost savings Senate Bill 769 was intended to provide:

The conventional method of recovering storm costs is for a utility to go through a base rate proceeding at the PUC, which takes 185 days to complete and often is costly due to litigation. Base rate proceedings cause significant delays in the recovery of storm costs and place additional costs on the affected utilities, which are passed on to customers, including both the cost of the proceeding and high interest and finance charges. Currently, a utility must receive approval from the Legislature through special legislation in order to recover system restoration costs through securitization. For example, HB 163 by P. King, enacted by 79th Legislature during its 2006 third called session, allowed Entergy to use securitization to recover costs resulting from Hurricane Rita in 2005. CSHB 13787 would authorize the PUC to approve the use of securitization without the utility having to wait for a legislative session to do so.8

Thus, Senate Bill 769 declared its intent that “securitization of system restoration costs will be accomplished using the same procedures, standards, and protections for securitization authorized under Subchapter G, Chapter 39.”9 It defined “system restoration costs” as:

reasonable and necessary costs, including costs expensed, charged to self-insurance reserves, deferred, capitalized, or otherwise financed, that are incurred by an electric utility due to any activity or activities conducted by or on behalf of the electric utility in connection with the restoration of service and infrastructure associated with electric power outages affecting customers of the electric utility as the result of any tropical storm or hurricane, ice or snow storm, flood, or other weather-related event or natural disaster that occurred in calendar year 2008 or thereafter. System restoration costs include mobilization, staging, and construction,
5     Senate Comm. on Business & Commerce, Bill Analysis, Tex. H.B. 163, 79th Leg., 3d C.S. (2006).
6     PURA § 36.401(a).
7     CSHB 1378 was ultimately passed as Senate Bill 769.
8     House Comm. on State Affairs, Bill Analysis, Tex. S.B. 769, 81st Leg., R.S. (2009).
9     PURA § 36.401(b).

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reconstruction, replacement, or repair of electric generation, transmission, distribution, or general plant facilities. System restoration costs shall include reasonable estimates of the costs of an activity or activities conducted or expected to be conducted by or on behalf of the electric utility in connection with the restoration of service or infrastructure associated with electric power outages, but such estimates shall be subject to true-up and reconciliation after the actual costs are known.10

Senate Bill 769 also enacted a new Section 36.403 that incorporates the procedures and standards of PURA Chapter 39, Subchapter G. Section 36.403(d) amends the definition of “qualified costs” to include “system restoration costs,” as follows:

(d)  For purposes of this subchapter, “qualified costs,” as defined by Section 39.302 and as used in Subchapter G, Chapter 39, includes 100 percent of the electric utility’s system restoration costs, net of any insurance proceeds, governmental grants, or other source of funding that compensate the utility for system restoration costs, received by the utility at the time it files an application for a financing order. Qualified costs also include the costs of issuing, supporting, and servicing transition bonds and any costs of retiring and refunding existing debt and equity securities of an electric utility subject to this subchapter in connection with the issuance of transition bonds. For purposes of this subchapter, the term qualified costs also includes:

(1)  the costs to the commission of acquiring professional services for the purpose of evaluating proposed transactions under this subchapter; and

(2)  costs associated with ancillary agreements such as any bond insurance policy, letter of credit, reserve account, surety bond, swap arrangement, hedging arrangement, liquidity or credit support arrangement, or other financial arrangement entered into in connection with the issuance or payment of transition bonds.

Section 36.403(e) amends the definition of “transition bonds” in PURA § 39.302 to include “transition bonds issued in association with the recovery of system restoration costs” and states that “[t]ransition bonds issued to securitize system restoration costs may be called “system restoration bonds.’”

    Section 36.403(f) amends the definition of “transition charges” in PURA § 39.302 to include:

nonbypassable amounts to be charged for the use of electric services, approved by the commission under a financing order to recover system restoration costs, that shall be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in the financing order. Transition charges approved by the commission under a
10     PURA § 36.402(a).

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financing order to recover system restoration costs may be called “system restoration charges” or may be called by any other name acceptable to the issuer and the underwriters of the transition bonds.

PURA § 39.306 provides that “[a] financing order shall include terms ensuring that the imposition and collection of transition charges authorized in the order shall be nonbypassable.” PURA § 36.404, added by Senate Bill 769, dovetails with this requirement and states:

The commission shall include terms in the financing order to ensure that the imposition and collection of transition charges associated with the recovery of system restoration costs are nonbypassable by imposing restrictions on bypassability of the type provided for in Chapter 39 or by alternative means of ensuring nonbypassability, as the commission considers appropriate, consistent with the purposes of securitization.

The rights and interests of a utility to receive system restoration charges become “transition property” when “they are first transferred to an assignee or pledged in connection with the issuance of transition bonds.”11 Section 39.304 further provides:

(b) Transition property shall constitute a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of transition charges depends on further acts of the utility or others that have not yet occurred. The financing order shall remain in effect and the property shall continue to exist for the same period as the pledge of the state described in Section 39.310.

(c) All revenues and collections resulting from transition charges shall constitute proceeds only of the transition property arising from the financing order.12

The “pledge of the state” referenced in Section 39.304(b) (hereinafter the “State Pledge”) is set forth in PURA § 39.310 and provides as follows:

PLEDGE OF STATE. Transition bonds are not a debt or obligation of the state and are not a charge on its full faith and credit or taxing power. The state pledges, however, for the benefit and protection of financing parties and the electric utility, that it will not take or permit any action that would impair the value of transition property, or, except as permitted by Section 39.307 [relating to true-up], reduce, alter, or impair the transition charges to be imposed, collected, and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related transition bonds have been paid and performed in full. Any party issuing
11     PURA § 39.304(a).
12     PURA § 39.304(b) and (c) (emphasis added).

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transition bonds is authorized to include this pledge in any documentation relating to those bonds.

As authorized by Section 39.310 and the Financing Order, the language of the State Pledge has been included in the System Restoration Bonds and in the Indenture. The Financing Order also explicitly provides that “the State of Texas has pledged for the benefit and protection of all financing parties and Entergy Texas, that it will not take or permit any action that would impair the value of transition property, or, except as permitted by PURA § 39.307, reduce, alter or impair the system restoration charges to be imposed, collected, and remitted to any financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the system restoration bonds have been paid and performed in full.”13

The Transition Property at issue was created in favor of ETI, pursuant to the Financing Order issued by the PUCT on January 14, 2022, in Docket No. 52302; and the Transition Property was assigned to the Issuer pursuant to the provisions of the Sale Agreement, in consideration for the payment by the Issuer to ETI of the proceeds of the sale of the System Restoration Bonds, net of certain issuance costs. The Transition Property includes the right to impose and receive certain “nonbypassable” system restoration charges described in the Financing Order (the “System Restoration Charges”). The Financing Order provides that “this Order, together with the system restoration charges authorized by this Order, is irrevocable and not subject to reduction, impairment, or adjustment by further act of the Commission, except for the true-up procedures approved in this Order, as required by PURA § 39.307, . . .”14 It further provides that “[t]ransition property will constitute a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of the system restoration charges depend on further acts by Entergy Texas or others that have not yet occurred, as provided by PURA § 39.304(b)”15 and “[u]pon the transfer by Entergy Texas of transition property to a BondCo, the BondCo will have all of the rights, title and interest of Entergy Texas with respect to such transition property including the right to impose, collect and receive the system restoration charges authorized by the Order.”16 It also requires that System Restoration Charges be adjusted at least annually to correct any overcollections or undercollections in the preceding 12 months17 and that the servicer make mandatory interim true-up adjustments semi-annually (or quarterly after the final scheduled payment date of the last tranche of system restoration bonds) if the servicer forecasts that System Restoration Charge collections will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the system restoration bonds on a timely basis during the current or next succeeding payment period, or to replenish any draws upon the capital subaccount.18 These adjustments are intended to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the system restoration bonds. Finally, the
13     Application of Entergy Texas, Inc. for a Financing Order, Docket No. 52302, Financing Order at Conclusion of Law No. 39 (January 14, 2022).
14     Id. at Conclusion of Law No. 19.
15     Id. at Conclusion of Law No. 22.
16     Id. at Conclusion of Law No. 24.
17     Id. at Finding of Fact No. 91.
18     Id. at Finding of Fact No. 94.

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Financing Order states that “[t]he Commission guarantees that it will act under this Order as expressly authorized by PURA to ensure that expected system-restoration-charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the system restoration bonds issued under this Order and other costs, including fees and expenses, in connection with the system restoration bonds.”19

The Financing Order was issued in response to an application for its issuance that was filed by ETI with the PUCT pursuant to the provisions of PURA. The Financing Order became final and not subject to further appeal on [●], 2022. ETI filed its Issuance Advice Letter with the PUCT on [●], 2022, as required by the Financing Order, and Schedule SRC-2 relating to the System Restoration Charges on [●], 2022.

II.    OPINIONS REQUESTED

You have requested our opinion on the following issues:

1.    whether Texas courts would uphold the validity of the State Pledge;

2.    whether the Texas Constitution permits Subchapter I of Chapter 36 and Subchapter G of Chapter 39 of PURA to be amended or repealed by citizen initiative or referendum;

3.    (a) whether the holders of the Bonds (the “Bondholders”), or the Indenture Trustee acting on their behalf, could successfully challenge under the Texas Contract Clause (as described below) the constitutionality of any legislation passed by the Texas Legislature that repeals the State Pledge or limits, alters, impairs, or reduces the value of the Transition Property or System Restoration Charges so as to cause a substantial impairment of the terms of the Indenture or the Bonds or the rights and remedies of the Bondholders (or the Indenture Trustee acting on their behalf) prior to the time that the Bonds are fully paid and discharged (“State Impairment Legislation”); (b) whether Texas courts would conclude that a substantial impairment of a legislative character by the PUCT (“PUCT Impairment Action”) would be treated in the same manner as State Impairment Legislation under the Texas Contract Clause; and (c) whether preliminary and permanent injunctive relief would be available under Texas law to the Bondholders to delay or enjoin implementation of State Impairment Legislation or PUCT Impairment Action; and

4.    whether a court applying Texas law would find a compensable taking under the Texas Takings Clause (as described below) if the State, including its agencies and instrumentalities, including the PUCT, takes action in violation of the State Pledge that, without paying just compensation to the Bondholders, (i) permanently appropriates the Transition Property or denies all economically productive use of the
19     Id. at Ordering Paragraph No. 57.

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Transition Property; (ii) destroys the Transition Property, other than in response to emergency conditions; or (iii) substantially reduces, alters or impairs the value of the Transition Property, if the action unduly interferes with the Bondholders’ reasonable investment-backed expectations.

    Based upon our review of relevant judicial authority, as set forth in this letter, but subject to the qualifications, limitations and assumptions set forth in this letter, it is our opinion that a reviewing court, in a properly prepared and presented case:

1. would uphold the validity of the State Pledge;

2. would conclude that the Texas Constitution does not provide for the amendment or repeal of Subchapter I of Chapter 36 or Subchapter G of Chapter 39 of PURA by citizen initiative or referendum;

3. (a) would conclude that the Bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Texas Contract Clause the constitutionality of State Impairment Legislation (other than a law passed by the Legislature in the valid exercise of the State’s police power necessary to safeguard the public safety and welfare);

(b) would conclude that PUCT Impairment Action would be treated in the same manner as State Impairment Legislation under the Texas Contract Clause; and

(c) should conclude that Bondholders are entitled to permanent injunctive relief under state law to prevent implementation of State Impairment Legislation or PUCT Impairment Action hereafter passed by the Legislature or otherwise taken in violation of the Texas Contract Clause; and that although sound and substantial arguments support the granting of preliminary injunctive relief, the decision to do so will be in the discretion of the court requested to take such action, which will be exercised on the basis of the considerations discussed in subpart (C)(5) of Part III below; and

4. would find a compensable taking under the Texas Takings Clause if (a) it concludes that the Transition Property is property of a type protected by the Texas Takings Clause and (b) the State takes action that, without paying just compensation to the Bondholders (i) permanently appropriates the Transition Property or denies all economically productive use of the Transition Property; (ii) destroys the Transition Property, other than in response to emergency conditions; or (iii) substantially reduces, alters or impairs the value of the Transition Property, if the action unduly interferes with the Bondholders’ reasonable investment-backed expectations; provided that, the court’s conclusion that a compensable taking had occurred would depend upon its resolution of the issues discussed in Part III below.

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    Our opinion in the immediately preceding subparagraphs 1, 2, 3 and 4 and in our discussion below is based upon our evaluation of existing judicial decisions and arguments related to the factual circumstances likely to exist at the time of a Texas Contract Clause or Texas Takings Clause challenge to State Impairment Legislation, or to PUCT Impairment Action, or to other State action claimed to be a taking of the Bondholders’ property. Our opinion is intended to express our belief as to the result that should be obtainable through the proper application of existing judicial decisions in a properly prepared and presented case. Such precedents and such circumstances could change materially from those discussed below in this letter.

    In addition, our opinion assumes that any State Impairment Legislation or PUCT Impairment Action effects a substantial impairment of (i) the terms of the Indenture or the Bonds or (ii) the rights and remedies of the Bondholders (or the Indenture Trustee acting on their behalf) prior to the time that the Bonds are fully paid and discharged (or such payment is provided for), if it prevents payment of the Bonds or significantly affects the security for the Bonds. The determination of whether particular legislative action constitutes a substantial impairment of a particular contract is a fact-specific analysis, and nothing in this letter expresses any opinion as to how a court would resolve the issue of “substantial impairment” with respect to the Financing Order, the Charges, the Transition Property, the Indenture or the Bonds vis-a-vis a particular legislative action.

III.    DISCUSSION

A.    Validity of the State Pledge

    While the Texas Supreme Court upheld the constitutionality of Subchapter G of Chapter 39 of PURA in City of Corpus Christi v. Public Utility Commission20 against various arguments under Article I, Section 17 of the Texas Constitution (the “Texas Takings Clause”) and against a challenge under Article III, Section 51 of the Texas Constitution (prohibiting grants of public money to individuals), we are not aware of any case law ruling on the validity of the State Pledge found in Subchapter G of Chapter 39 of PURA § 39.310.

    The Texas Supreme Court upheld the validity of a similar pledge in Lower Colorado River Authority v. McGraw.21 The court rejected several challenges directed at the constitutionality of legislation creating the Lower Colorado River Authority (“LCRA”), and it also rejected a claim that the Legislature’s pledge not to impair the LCRA’s ability to recover revenue sufficient to pay the bondholders was an unconstitutional delegation of legislative authority. The provision at issue stated, in pertinent part:

Nothing herein shall be construed as depriving the State of Texas of its power to regulate and control fees and/or charges to be collected for the use of water, water connections, power, electric energy, or other service
20     51 S.W.3d 231 (Tex. 2001).
21     125 Tex. 268, 83 S.W.2d 629 (1935).

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provided that the State of Texas does hereby pledge to and agree with the purchasers and successive holders of the bonds issued hereunder that the State will not limit or alter the power hereby vested in the District to establish and collect such fees and charges as will produce revenues sufficient to pay the items specified in subparagraphs (a), (b), (c) and (d) of this Section 8, or in any way to impair the rights or remedies of the holders of the bonds, or of any person in their behalf, until the bonds, together with the interest thereon, with interest on unpaid installments of interest and all costs and expenses in connection with any action or proceedings by or on behalf of the bondholders and all other obligations of the District in connection with such bonds are fully met and discharged.22

The court found that the Legislature had the authority to confer on the LCRA the right to establish rates for its services and “had the power to guarantee the continuation of such rates as long as the lawful obligations of the district are outstanding.”23 As the court observed, “[i]f this were not so, bonds of the district, based on income, would be idle and vain things.”24

    In a more recent case concerning the scope of a city’s regulatory authority over the LCRA, the Texas Supreme Court reaffirmed its holding in McGraw concerning the validity and efficacy of the State’s pledge to not impair the rights of bondholders to full recovery.25 The court stated:

In our opinion the statute means precisely what it says, i.e., that the LCRA Board will establish rates and charges in the first instance, that its action in that respect is subject at all times to the power of regulation reserved to the State, and that this reserved power will not be exercised in a manner that will prejudice bondholders or prevent the collection of revenues required for the purposes designated in the four subparagraphs.26

    Based on these authorities, we believe that courts applying Texas law would uphold the validity of the State Pledge in PURA § 39.310.

B.    Amendment or Repeal of Legislation by Citizen Initiative or Referendum

22     McGraw, 83 S.W.2d at 637 (emphasis added).
23     Id. at 638.
24     Id.
25     Lower Colo. River Auth. v. City of San Marcos, 523 S.W.2d 641 (Tex. 1975).
26     Id. at 645.

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The Texas Constitution does not provide for citizen initiative or proposal of statewide legislation leading to a popular referendum to adopt or repeal legislation.27 The Legislature has not provided for citizen initiative and referendum in PURA with respect to the matters governed therein.28

The Texas Constitution provides that: “The Legislative power of this State shall be vested in a Senate and House of Representatives, which together shall be styled ‘The Legislature of the State of Texas.’”29 With the exception of the specific delegations of authority noted in the footnotes, the Texas Legislature exercises exclusive authority in the field of legislation in Texas.

We are of the opinion that Texas courts would conclude that Texas law does not provide for citizen initiative or referendum with respect to Subchapter I of Chapter 36 or Subchapter G of Chapter 39 of PURA.

C.    Legislative or Regulatory Impairment of Bondholders’ Rights

It is our opinion that Bondholders, or the Indenture Trustee on their behalf, could successfully challenge under Article I, Section 16 of the Texas Constitution (the “Texas Contract Clause”) the constitutionality of any legislation passed by the Texas Legislature or action taken by the PUCT that repeals the State Pledge or limits, alters, impairs, or reduces the value of the Transition Property, unless the law at issue was passed by the Legislature in the valid exercise of the State’s police power and is necessary to safeguard the public safety and welfare.

(1)    State Impairment Legislation

The Texas Contract Clause states, in pertinent part: “No . . . law impairing the obligation of contracts, shall be made.” In City of Aransas Pass v. Keeling,30 the City of Aransas Pass sued to compel the Texas Attorney General to approve bonds that had been issued by the city pursuant to legislation that donated to the city for twenty years eight-ninths of the net amount of the state ad valorem taxes due upon property in San Patricio County, authorized the issuance of bonds by the city to procure money to be used exclusively to construct and maintain sea walls, breakwaters, and shore protections, and
27     The Constitution does provide for popular referendum in certain specific circumstances: (1) it authorizes elections on local option laws regarding the sale of alcoholic beverages, Tex. Const. art. XVI, § 20; (2) it requires submission to the voters of salary recommendations for certain elected officials, Tex. Const. art. III, § 24; (3) it requires that constitutional amendments be adopted by popular referendum, Tex Const. art. XVII, § 1; and (4) it requires a statewide referendum on the question of imposing an income tax on natural persons, Tex. Const. art. VIII, § 24.
28     The Legislature has previously made popular referendum, but not citizen initiative, part of the adoption of certain local option laws in other instances, including: local adoption by popular referendum is required for the property tax exemption for organizations primarily engaged in charitable activities, Tex. Tax Code § 11.184 (which has since been repealed), and local adoption by popular referendum is required to impose municipal sales and use taxes, Tex. Tax Code § 321.101.
29     Tex. Const. art. III, § 1.
30     112 Tex. 339, 247 S.W. 818 (1923).

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declared that the eight-ninths of the state taxes donated to the city should be held in trust and applied to create a sinking fund for the redemption of the bonds and to pay the interest thereon. The Attorney General argued, among other things, “that reasonable provision is wanting to redeem the bonds because the Legislature, after the sale of the bonds, can repeal the donation of state taxes for 20 years.”31 The court rejected this argument, stating:

State and federal authorities are uniform that, when an act of a state Legislature, authorizing a bond issue, creates, or authorizes the creation of, a certain fund for the bond’s payment, such provision of the act enters into the contract between the debtor and the holders of the bonds, so that it cannot be repealed by subsequent legislation without the substitution of something of equal efficacy. The subsequent legislation would impair the obligation of the contract, and therefore come under constitutional condemnation.32

In City of Austin v. Cahill,33 the Texas Supreme Court had previously drawn the same conclusion under the contract clause of the U.S. Constitution. In that case, the City of Austin argued that the Legislature had amended the Charter of the City of Austin by withdrawing its taxing power to repay certain previously issued or unrefunded bonds. The court held that the adversely affected bondholders had a contractual right to compel by mandamus a tax levy which related back to the time when such taxes should have been levied in order for the city to be able to meet its financial obligations under the bonds. The court stated:

Much strength is also imparted to this view by the consideration that the Legislature must be presumed to have known that it was not within its constitutional power to impair the contract with the holders of the unrefunded bonds by withdrawing the taxing power which was a part of the obligation of the contract.34

These precedents, while quite old, have continuing vitality with respect to the principle that, when the state makes provision for and assurances of a revenue source for the repayment of bonds, such assurances enter into the contract and cannot later be impaired by legislative action.

In a different context, the Texas Supreme Court ruled that a Moratorium Law enacted during the Great Depression to forestall suits to foreclose liens on real property deprived lienholders “of the rights and remedies for which [they] contracted.”35 The court rejected the argument that the state’s police power authorized the Moratorium legislation. Though it noted the similarities between the contract clauses in the Texas
31     Id. at 112 Tex. 339, 347-48, 247 S.W. 818, 821 (1923).
32     Id. (citing City of Austin v. Cahill, 99 Tex. 172, 88 S.W. 542 (1905); Bassett v. City of El Paso, 88 Tex. 168, 30 S.W. 893 (1895); Morris & Cummings v. State, 62 Tex. 745 (1884); Fletcher v. Peck, 10 U.S. 87 (1810); and Seibert v. United States, 122 U.S. 284 (1887)).
33     99 Tex. 172, 88 S.W. 542 (1905).
34     Cahill, 88 S.W. at 546 (citing U.S. Const art. 1, § 10).
35     Travelers’ Ins. Co. v. Marshall, 124 Tex. 45, 76 S.W.2d 1007, 1009 (1934).

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Constitution and the United States Constitution,36 the court reasoned that Section 29 of the Texas Constitution’s Bill of Rights, which excepts from the general powers of government all rights guaranteed by the Bill of Rights, “is an express limitation on the police power which . . . plainly prohibits the enactment of legislation the effect of which is to impair the obligation of contracts.”37

More recently, Texas courts have begun to develop a more flexible approach to this analysis. In Edgewood Independent School District v. Meno, the Texas Supreme Court affirmed the vitality of the holding in Keeling that, when the Legislature provides for the creation of a certain fund for the payment of a bond issue, the provision “cannot be repealed by subsequent legislation without the substitution of something of equal efficacy,” but found that the rule “does not prohibit every act affecting a bond-issuing entity’s ability to repay its obligations; rather, it proscribes the unmitigated repeal of a funding source.”38 The Edgewood case challenged the school funding legislation that came to be known as the Robin Hood law. Under that law, when a property-rich district failed to reduce its taxable property to $280,000 per student, the Commissioner of Education was required to detach property from the district and annex it to another district. The school districts that challenged the law argued that “the threat of this procedure creates a danger that insufficient funds will be available to meet the district’s outstanding bonded indebtedness. . . . [and] impairs the district’s ability to repay its obligations, in violation of the Texas and United States Constitutions.” Citing two earlier decisions of the Texas Commission on Appeals, the court stated:

As long as the entity is clearly able to repay its obligations within statutory and constitutional limitations, legislation reducing the entity’s tax base does not impair the obligation of contracts.39

The court also noted that, in Determan v. City of Irving, the court of appeals had struck down “a six-percent limitation on a city’s annual tax increases, because such a limitation increased the likelihood that the city’s tax rate would be insufficient to meet its debt service requirements.”40 The court disapproved any suggestion in Determan inconsistent with its holding.

36     In Travelers’ Ins. Co. v. Marshall, the Texas Supreme Court noted that the contract clause in the Texas Constitution adopted in 1876 was “derived from” the contract clause in the U.S. Constitution, which is nearly identical in wording. Id. at 1012. The court reasoned that the interpretation of the Federal Contract Clause by the federal courts is of critical importance in understanding the meaning of the Texas Contract Clause at the time it was adopted. Thus, in considering challenges to State legislation or action which impairs an existing contract, Texas courts have traditionally looked to and applied federal law developed under the Federal Contract Clause, as well as applying their own analyses of the Texas Contract Clause. Lester v. First Am. Bank, Bryan, Tex., 866 S.W.2d 361, 365-66 (Tex. App.—Waco 1993, writ denied).
37     Travelers’ Ins. Co., 76 S.W.2d at 1011.
38     Edgewood Indep. Sch. Dist v. Meno, 917 S.W.2d 717, 742 (Tex. 1995) (emphasis in original) (quoting City of Aransas Pass v. Keeling, 112 Tex. 339, 347-48, 247 S.W. 818, 821 (1923)).
39     Id. (citing Lyford Indep. Sch. Dist. v. Willamar Indep. Sch. Dist., 34 S.W.2d 854, 856 (Tex. Comm’n App. 1931, judgm’t adopted) and El Dorado Indep. Sch. Dist. v. Tisdale, 3 S.W.2d 420, 422 (Tex. Comm’n App. 1928, judgm’t adopted)).
40     Id. at 742 (citing Determan v. City of Irving, Tex, 609 S.W.2d 565, 570 (Tex. Civ. App.—Dallas 1980, no writ)).

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The following year, in Barshop v. Medina County Underground Water Conservation District,41 the Texas Supreme Court considered a facial challenge to the constitutionality of the Edwards Aquifer Act. The Act created the Edwards Aquifer Authority to regulate groundwater withdrawals by well from the aquifer. It placed certain limitations on withdrawals and, thus, clashed with the common law rule of capture that a landowner’s “right to withdraw underground percolating water is not correlative, ‘but is absolute.’”42 The plaintiffs who brought the case, two county underground water conservation districts and three private landowners, claimed that the Act, among other constitutional violations, unconstitutionally impaired the obligation of contract.

Noting that it had not considered the scope of the contract clause since its opinion in Travelers’ Ins. Co. v. Marshall, where it determined that the state’s police power could never be used to justify an impairment of contract, the court summarized developments in federal and Texas case law inconsistent with the rule in Travelers’. The court observed that two years after the Travelers’ decision, the United States Supreme Court ruled that Travelers’ “only applied to statutes specifically directed against the terms of a contract.”43 The United States Supreme Court had concluded that, under Texas law, police power regulations dealing with physical things such as land or natural resources could have incidental effects on contracts if the power was exercised in the interest of the public welfare.44 The Texas Supreme Court also cited several Texas cases that “have likewise concluded that the contract clause may yield to statutes which are necessary to safeguard the public safety and welfare.”45 Based on these authorities, the court departed from the rule of Travelers’ and upheld the Edwards Aquifer Act and the restrictions it placed on groundwater withdrawals from the aquifer, stating:

Accordingly, we determine that the Act is not invalid under the contract clause because it is a valid exercise of the police power necessary to safeguard the public safety and welfare.46

    There are a number of earlier Texas court of appeals decisions finding that the Legislature was justified in impairing contractual rights when it exercised the police power to protect the public safety and welfare. However, none of the cases involved bondholders.47

41     925 S.W.2d 618 (Tex. 1996).
42     Id. at 625 (quoting Houston & T.C. Ry. Co. v. East, 98 Tex. 146, 81 S.W. 279 (1904)).
43     Id. at 634 (citing Henderson Co. v. Thompson, 300 U.S. 258 (1937)).
44     Henderson Co., 300 U.S. at 266 (1937).
45     Barshop, 925 S.W.2d at 635.
46     Id.
47     See, e.g., Trail Enters., Inc. v. City of Houston, 957 S.W.2d 625 (Tex. App.—Houston [14th Dist.] 1997, pet. denied) (drilling restrictions); Tex. State Teachers Ass’n v. State, 711 S.W.2d 421, 425 (Tex. App.—Austin 1986, writ ref’d n.r.e.) (teacher testing); State Bd. of Registration for Prof’l Eng’rs v. Wichita Eng’g Co., 504 S.W.2d 606, 608 (Tex. Civ. App.—Fort Worth 1973, writ ref’d n.r.e.) (restricting use of the term “engineering” in name of Co.); Dovalina v. Albert, 409 S.W.2d 616, 619 (Tex. Civ. App.—Amarillo 1966, writ ref’d n.r.e.) (test for licensing of polygraph operators); Biddle v. Bd. of Adjustment, 316 S.W.2d 437, 440-441 (Tex. Civ. App.—Houston 1958, writ ref’d n.r.e.) (zoning ordinance).

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In Trail Enterprises, Inc. v. City of Houston, a city ordinance restricted drilling within 100 feet of Lake Houston, a man-made lake developed on land acquired by the city subject to the mineral rights owner’s pre-existing mineral leases. Although the court found that the prohibition on drilling was a valid exercise of the city’s police power that justified the impairment of the contract, it also noted that “the City has not acted in derogation of its contract with Wilson or the mineral reservation in its deed. Both permitted drilling only if there was no pollution of the Lake.”48

Both Texas State Teachers Association v. State, and Dovalina v. Albert, involved claims that legislation instituting testing requirements for teacher certification, in the former, and polygraph examiner licensing, in the latter, violated the Texas Contract Clause. In Texas State Teachers Association v. State, the court registered its doubt “that teachers’ certificates are the type of protected rights that fall within the meaning of Article I, Section 16” of the Texas Constitution but assumed that they did for purposes of the opinion.49 After examining the legislative duty to regulate public schools, the court upheld the statute, reasoning as follows:

Because regulation of the teaching profession and of the public education system is a valid exercise of the police power, this Court has concluded that any impairment of appellants’ rights which has occurred is justified as an incident to the valid exercise of the police power.50

In Dovalina v. Albert, an individual who failed a newly enacted minimum standards test required for all operators of polygraph equipment argued that the Act instituting the testing requirement violated the Texas Contract Clause. The court rejected the claim, noting that “[h]ere as in Henderson [v. Thompson] the statute challenged is not directed against any term of any contract and its effect upon contracts is only incidental.”51

    Under these authorities, we are of the opinion that in a properly presented and argued challenge by the Bondholders (or the Indenture Trustee acting on their behalf), a reviewing court would rule that legislation impairing the rights of the Bondholders violates the Texas Contract Clause. Legislation that repealed or significantly modified the State Pledge in Section 39.310 of PURA or directly limited, altered, impaired, or reduced the value of the Transition Property or the charges at issue would not be considered “incidental,” and would be held to be an unconstitutional violation of the Texas Contract Clause unless the State could show that the impairment was justified on the basis of a legitimate exercise of its police powers necessary to safeguard the public safety and welfare.

(2)    Impairment by PUCT

The Texas cases cited above have addressed impairments of contractual obligations by the Legislature or a local governmental body. Nevertheless, if the PUCT
48     Trail Enters., Inc., 957 S.W.2d at 633.
49     Tex. State Teachers Ass’n, 711 S.W.2d at 424.
50     Id. at 425.
51     Dovalina, 409 S.W.2d at 619; see also Biddle, 316 S.W.2d at 440-441 (concluding that although the zoning ordinance at issue may have incidentally affected appellants’ contract, it did not unconstitutionally impair its obligation).

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were to take action that limits, alters, impairs, or reduces the value of the Transition Property or the System Restoration Charges, the Bondholders could also challenge the PUCT under the Texas Contract Clause. Ratemaking by a regulatory agency, such as the PUCT, has been characterized as being a legislative activity.52 In addition, in reviewing regulatory actions by the PUCT, Texas courts have applied the constitutional prohibitions against ex post facto and retroactive laws.53 These prohibitions, like the constitutional prohibition on impairment of contracts, are found in Article I, § 16 of the Texas Constitution.

Thus, if the PUCT were to exercise ratemaking that substantially impaired the Transition Property or System Restoration Charges created under the Financing Order, such action would give rise to state claims, similar to those that could be made against actions of the Legislature taken in derogation of the State Pledge. Section 39.304(b) of PURA states: “The financing order shall remain in effect and the property shall continue to exist for the same period as the pledge of the state described in Section 39.310.” This statutory provision, and the terms of the Financing Order providing that the State of Texas and the PUCT “will not take or permit any action that would impair the value of transition property, or, except as permitted by PURA § 39.307, reduce, alter or impair the system restoration charges to be imposed, collected, and remitted to any financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the system restoration bonds have been paid and performed in full”,54 support the conclusion that a reviewing Texas state court likely would treat action by the PUCT repudiating the PUCT’s pledge in the Financing Order not to impair the System Restoration Charges in a manner similar to a repeal of the State Pledge by the Legislature.55 Texas state courts have enjoined unconstitutional action by members of a state agency, as discussed below.56

In Conclusion of Law No. 39 of the Financing Order, the PUCT acknowledges that it is bound by the State Pledge:

Under PURA § 39.310, the State of Texas has pledged for the benefit and protection of all financing parties and Entergy Texas, that it will not take or permit any action that would impair the value of transition property, or, except as permitted by PURA § 39.307, reduce, alter or impair the system restoration charges to be imposed, collected, and remitted to any financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the system restoration bonds have been paid and performed in full. In issuing system restoration bonds, BondCo is authorized under PURA § 39.310
52     R.R. Comm’n v. Houston Natural Gas Corp., 289 S.W.2d 559, 562 (Tex. 1956); Cent. Power and Light Co. v. Pub. Util. Comm’n of Tex., 36 S.W.3d 547, 554 (Tex. App.—Austin 2001, pet. denied).
53     Southwestern Bell Tel. Co.v. Pub. Util. Comm’n, 615 S.W.2d 947, 956-57 (Tex. Civ. App.—Austin 1981), writ ref. n.r.e. per curiam 622 S.W.2d 82 (Tex. 1981); Cent. Power and Light, 36 S.W.3d at 554.
54     Financing Order at Conclusion of Law No. 39.
55     See, e.g., Lower Colo. River Auth. v. McGraw, 125 Tex. 268, 83 S.W.2d 629 (1935).
56     State Bd. of Ins. v. Prof’l & Bus. Men’s Ins. Co., 359 S.W.2d 312, 315 (Tex. Civ. App.—Austin 1962, writ ref’d n.r.e.).

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and this Order to include this pledge in any documentation relating to the system restoration bonds.

The statute and the Financing Order also contain language prohibiting the PUCT from impairing the Financing Order and the Charges. Section 39.303(d) of PURA states:

A financing order shall become effective in accordance with its terms, and the financing order, together with the transition charges authorized in the order, shall thereafter be irrevocable and not subject to reduction, impairment, or adjustment by further action of the commission, except as permitted by Section 39.307 [relating to true-ups].

This statement is reiterated in Conclusion of Law No. 19 of the Financing Order. In addition, Ordering Paragraph 57 of the Financing Order states:

Further Commission Action. The Commission guarantees that it will act under this Order as expressly authorized by PURA to ensure that expected system-restoration-charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the system restoration bonds issued under this Order and other costs, including fees and expenses, in connection with the system restoration bonds.

Therefore, we are of the opinion that in a properly presented and argued challenge by the Bondholders (or the Indenture Trustee acting on their behalf), a reviewing court applying Texas law would treat a substantial impairment of the Financing Order by the PUCT in the same manner, and subject to the same qualifications, as State Impairment Legislation.

(3)    Declaratory Relief

    Texas law provides that “a person . . . whose rights . . . are affected by a statute . . . may have determined any question of construction or validity arising under the . . . statute . . . and obtain a declaration of rights . . . thereunder.”57 The constitutionality of legislation is a suitable matter for declaratory relief.58 If a statute is alleged to be unconstitutional, the attorney general of the State must also be served with a copy of the proceeding and is entitled to be heard.59

    A declaration that legislation impairing the obligation of contract is unconstitutional will depend on the matters discussed previously in this opinion. It would have to be established that such legislation caused a substantive impairment that significantly affects the security for the Bonds or prevents payments of the Bonds and that such impairment could not be justified by the State on the basis of a legitimate exercise of its police powers to safeguard the public safety and welfare.

57     Tex. Civ. Prac. & Rem. Code § 37.004(a).
58     Dodgen v. Depuglio, 146 Tex. 538, 209 S.W.2d 588, 592 (1948).
59     Tex. Civ. Prac. & Rem. Code § 37.006(b).

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(4)    Permanent Injunctive Relief

    Texas law provides that a “writ of injunction may be granted if: (1) the applicant is entitled to the relief demanded and all or part of the relief requires the restraint of some act prejudicial to the applicant . . . (3) the applicant is entitled to a writ of injunction under the principles of equity and the statutes of this state relating to injunctions . . . or (5) irreparable injury to real or personal property is threatened, irrespective of any remedy at law.”60

    Generally, a party requesting injunctive relief must show “the existence of a wrongful act, the existence of imminent harm, the existence of irreparable injury, and the absence of an adequate remedy at law.”61

    If legislation were found to unconstitutionally impair the obligation of contracts, then the Bondholders could likely obtain an injunction prohibiting state officials from enforcing such legislation.62 This would also likely be the case if the PUCT were to take action found to impair the obligation of contracts in a manner inconsistent with current statutory authorization. Texas courts will grant injunctive relief when a government official acts in a way that exceeds constitutional or statutory authority.63 “[A]n entity or person whose rights have been violated by the unlawful action of a State official, may
60     Tex. Civ. Prac. & Rem. Code § 65.011.
61     See Tex. Health Care Info. Council v. Seton Health Plan, Inc., 94 S.W.3d 841, 853 (Tex. App.—Austin 2002, pet. denied). Additionally, courts generally balance equities to determine whether granting an injunction is proper. Thus, if the public interest is involved, courts will determine whether granting a writ will cause harm to the public disproportionate to the harm to the private litigant seeking protection of the injunction. Storey v. Cent. Hide & Rendering Co., 148 Tex. 509, 226 S.W.2d 615 (1950); Hooks Tel. Co. v. Leafy, 352 S.W.2d 755 (Tex. Civ. App.—Texarkana 1961, no writ). If damage to private individuals outweighs the benefit accruing to the public, the injunction will be granted. Mitchell v. City of Temple, 152 S.W.2d 1116, 1117 (Tex. Civ. App.—Austin 1941, writ ref’d w.o.m.) (discussing a temporary injunction). Here, for the state officials to claim that the legislative or administrative action is warranted, they will most likely argue that there is a public interest to be protected by such action. In Mitchell, for example, the court held that the harm to the 15,000 residents of Temple by enjoining the operation of a sewage plant outweighed the harm to individual citizens claiming injury from continued operation of the plant. Conversely, in Burrow v. Davis, 226 S.W.2d 199 (Tex. Civ. App.—Amarillo 1949, writ ref’d n.r.e.), the court refused to enjoin completion of construction of a building or require that structure to be torn down even though it slightly inconvenienced the public because it encroached upon two public streets, since on balancing the equities, the harm to the individual owners of destroying their property was greater than the harm to the adjacent property owners.
62     City of Beaumont v. Bouillion, 896 S.W.2d 143, 148-149 (Tex. 1995) (equitable relief, such as injunction, is available as remedy for violation of constitutional right guaranteed in article I of the Texas Constitution.); State v. Ferguson, 133 Tex. 60, 125 S.W.2d 272 (1939) (“It is a generally accepted rule that injunctive relief may be granted to prevent the enforcement of an unconstitutional statute when its enforcement will result in irreparable injury to property rights.”).
63     City of El Paso v. Heinrich, 284 S.W.3d 366, 368-69 (Tex. 2009) (governmental immunity does not preclude prospective injunctive remedies in official-capacity suits against government actors who violate statutory or constitutional provisions).

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bring suit to remedy the violation or prevent its occurrence, and such suit is not a suit against the State requiring legislative or statutory authorization.”64

        (a)    Existence of wrongful act

    Texas courts would likely find that unconstitutional legislation or governmental action that exceeds constitutional or statutory authority would satisfy the requirement that a party seeking injunctive relief demonstrate the existence of a wrongful act.65

(b)    Existence of imminent harm

Imminent harm is a prerequisite to injunctive relief.66 The harm at issue here is the probable and immediate adverse impact that Bondholders could show would result from the passage of unconstitutional legislation repealing the State Pledge or unconstitutional legislation or PUCT action reducing or eliminating the recovery of Transition Property or System Restoration Charges. Such impacts could include delayed or suspended payments, reduction in the market price of the System Restoration Bonds, or even a default by the Issuer of the System Restoration Bonds. If Bondholders can make this showing through competent evidence, Texas courts would likely find that such actions that exceed constitutional or statutory authority, including the threat of such actions, would satisfy the requirement that a party seeking injunctive relief demonstrate the existence of imminent harm.67

64     Dir. of Dept. of Agriculture and Env’t v. Printing Indus. Ass’n of Am., 600 S.W.2d 264, 265-266 (Tex. 1980) (citing Tex. Highway Comm’n v. Tex. Ass’n of Steel Importers, Inc., 372 S.W.2d 525 (Tex. 1963); Cobb v. Harrington, 144 Tex. 360, 190 S.W.2d 709 (1945); W. D. Haden Co. v. Dodgen, 158 Tex. 74, 308 S.W.2d 838 (1958); State v. Epperson, 121 Tex. 80, 42 S.W.2d 228 (1931)); see also Marshall, 76 S.W.2d at 1008 (enjoining the enforcement of an unconstitutional Moratorium Law passed during the Great Depression); Tex. Workers’ Comp. Comm’n v. Horton, 187 S.W.3d 282, 285 (Tex. App.—Beaumont 2006, no pet.) (“[A] suit for injunctive relief against a state agency is maintainable only if the pleadings, together with the relevant evidence, show that the agency’s activity is unlawful because it lacks statutory authorization.”).
65     Edwards Aquifer Auth. v. Chemical Lime, Ltd., 212 S.W.3d 683, n.12 (Tex. App.—Austin 2006) rev’d on other grounds, 291 S.W.3d 392 (Tex. 2009) (“[T]he district court’s final judgment declaring the EAA Act unconstitutional . . . placed outside the powers of government (i.e., rendered void) its enforcement.”); Printing Indus. Ass’n of Am., 600 S.W.2d at 265-266 (finding that printers were able to maintain their suit to enjoin state agencies from engaging in printing activities if such activities were not authorized by the Constitution).
66     Operation Rescue-National v. Planned Parenthood of Houston and Southeast Texas, Inc., 975 S.W.2d 546, 554 (Tex. 1998). “An injunction will not lie to prevent an alleged threatened act, the commission of which is speculative and the injury from which is purely conjectural.” Democracy Coalition v. City of Austin, 141 S.W.3d 282, 296 (Tex.App.-Austin 2004, no pet.). Injunctions are intended to “halt wrongful acts that are threatened or in the course of accomplishment.” Id.
67     Mo., K & T. Ry. Co. of Tex. v. Shannon, 100 Tex. 379, 100 S.W. 138 (1907) (“The principle . . . is that the courts have no power to enjoin the officers of a state from taking action under a statute claimed to be unconstitutional and deemed to be prejudicial to the complainants, unless the officers are about to do some act which, if not authorized by a valid law, constitutes an unlawful interference with their rights.”); State v. Ferguson, 133 Tex. 60, 125 S.W.2d 272 (1939); see also Section 4.(c) herein.

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        (c)    Existence of irreparable harm

A showing of irreparable harm is a prerequisite for one seeking injunctive relief.68 “An injury is irreparable if the injured party cannot be adequately compensated in damages or if the damages cannot be measured by any certain pecuniary standard.”69 There is authority for the contention that harm or injury caused by the violation of a constitutional right is, as a matter of law, irreparable.70 This proposition was echoed by the court in Operation Rescue-National v. Planned Parenthood of Houston and Southeast Texas, Inc., in which the court recognized that “[u]nder Texas law, a violation of a constitutionally guaranteed right inflicts irreparable injury warranting injunctive relief.”71 Of course, various other types of injuries may be deemed irreparable. Disruption of business, for instance, may constitute the type of harm for which an injunction may issue.72

    Based on these precedents, we are of the opinion that an action by the government—either by (1) legislation repealing the State Pledge or (2) legislation or PUCT action reducing or eliminating the recovery of Transition Property or System Restoration Charges—would probably cause the type of injury required to support a finding of irreparable harm. This opinion is buttressed by the fact that such action would produce an ongoing injury. The Transition Property at issue is limited in time, and diverted funds may not be replaced. The continued existence or enforcement of legislation or regulation that causes diminution of the Bonds’ value is not a one-time occurrence but a persistent threat to the Bondholders’ rights. In State v. Texas Pet Foods, Inc.,73 the court held that when a defendant has engaged in a settled course of conduct, a court may assume that the conduct will continue, absent clear proof to the contrary, and
68     Town of Palm Valley v. Johnson, 87 S.W.3d 110, 111 (Tex. 2001).
69     Butnaru v. Ford Motor Co., 84 S.W.3d 198 (Tex. 2002).
70     See S.W. Newspapers Corp. v. Curtis, 584 S.W.2d 362, 368 (Tex. Civ. App.—Amarillo 1979, no pet.) (“The publisher has plead [sic] and shown by nonconflicting evidence the denial of a constitutionally guaranteed right which, as a matter of law, inflicts an irreparable injury.”).
71     937 S.W.2d 60, 77 (Tex. App.—Houston [14th Dist] 1996), aff’d as modified on other grounds, 975 S.W.2d 546 (Tex. 1998) (enjoining the violent protests of anti-abortion advocates).
72     Liberty Mut. Ins. Co. v. Mustang Tractor & Equip. Co., 812 S.W.2d 663, 666 (Tex. App.—Houston [14th Dist.] 1991, no writ).
73     591 S.W.2d 800, 804 (Tex. 1979).

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exercise its equitable powers to issue an injunction, even if the defendant promises to cease and desist.74

        (d)    No adequate remedy

    A party requesting injunctive relief must also show that it has no adequate remedy at law.”75 It is a settled principle that an “injured party is entitled to relief by injunction when there is not clear, full and adequate relief at law.”76 “A party has no adequate remedy at law when damages are incapable of calculation or the party to be enjoined is incapable of responding in damages.”77

    In this instance, it is possible that the Bondholders would be unable to quantify their losses or the diminution in value of the Bonds. In a similar situation, the United States Supreme Court recognized the difficulty in assessing damages to bondholders stemming from a repeal of a statutory pledge in U.S. Trust Co. of New York v. New Jersey.78 In U.S. Trust Co., the states of New York and New Jersey entered into a legislative compact with each other and with holders of bonds that were issued by the Port Authority of New York and New Jersey to finance the construction of the World Trade Center and the acquisition of the Hudson & Manhattan Railroad.79 This compact included a covenant that, so long as any bonds remained outstanding and unpaid, neither the states nor the Port Authority would apply any of the revenues or reserves that were then or would be in the future pledged as security for the bonds to any railroad purposes
74     An unconstitutional government action negatively affecting the value or payment of System Restoration Bonds would, in all likelihood, amount to the type of ongoing, irreparable harm necessary to support the issuance of a permanent injunction. In many cases, courts have concluded that injunctive relief was appropriate to prevent the improper expenditure of funds by government officials. For example, courts have held that an injunction is appropriate to enjoin government officials from diverting public funds from a statutorily-required use to an unauthorized use. See City of Dallas v. Mosely, 286 S.W. 497, 499 (Tex. Civ. App.—Dallas 1926), aff’d, 17 S.W.2d 36 (Tex. Comm’n. App. 1929) (“A writ of injunction will properly issue to restrain the diversion of public funds entrusted to public officers for special use.”). Courts have also enjoined the illegal expenditure of public funds. See Osborne v. Keith, 142 Tex. 262, 177 S.W.2d 198, 200 (1944) (recognizing the right of courts to enjoin public officials from spending funds pursuant to an illegal contract); Bexar County v. Wentworth, 378 S.W.2d 126, 129 (Tex. Civ. App.—San Antonio 1964, writ ref’d. n.r.e.) (upholding the grant of a temporary injunction restraining a government official from spending money on goods for the government under a contract in which he had an interest). Furthermore, as noted by the Texas Supreme Court in Calvert v. Hull, 475 S.W.2d 907 (Tex. 1972), private citizens may sue public officials (i.e., the Comptroller) to enjoin the expenditure of appropriated funds. Id. at 908.
75     Tex. Health Care Info. Council v. Seton Health Plan, Inc., 94 S.W.3d 841, 853 (Tex. App.—Austin 2002, pet. denied).
76     Brazos River Conservation & Reclamation Dist. v. Allen, 141 Tex. 208, 171 S.W.2d 842, 846 (1943).
77     Montfort v. Trek Res., Inc., 198 S.W.3d 344, 353 (Tex. App.—Eastland 2006, no pet.); Synergy Ctr., Ltd. v. Lone Star Franchising, Inc., 63 S.W.3d 561, 567 (Tex. App.—Austin 2001, no pet.); Recon Exploration, Inc. v. Hodges, 798 S.W.2d 848, 851 (Tex. App.—Dallas 1990, no writ); see also Wright v. Sport Supply Group, Inc., 137 S.W.3d 289, 294 (Tex. App.—Beaumont 2004, no pet.) (citing Butnaru v. Ford Motor Co., 84 S.W.3d 198, 204 (Tex. 2002) (stating that the requirements of “irreparable injury” and “no adequate remedy” are “inextricably intertwined” under Texas law)).
78     431 U.S. 1 (1977).
79     Id. at 8-9.

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other than certain enumerated purposes.80 The governors of both states subsequently signed legislation effectively repealing the covenant, in response to a national energy crisis.81 The Supreme Court held that the repeals violated the Contract Clause of the United States Constitution, finding that the repeals impaired valid contracts between the states and the bondholders.82

The Supreme Court found significant evidence that the market price for the Port Authority Bonds was adversely affected immediately after the covenant was repealed.83 After establishing that it could not ascertain with certainty that the fluctuations in market price were caused by the repeal of the covenant, the Court simply determined that “no one can be sure precisely how much financial loss the bondholders suffered.”84

Thus, U.S. Trust Co., involving the repeal of a covenant analogous to the State Pledge, illustrates the potential difficulty of ascertaining damages in this case. Even if such damages could be assessed with certainty, the Bondholders may not have an adequate state law vehicle through which to obtain recovery. As a result, there may well be no adequate remedy at law for the Bondholders, and it is likely that a substantial impairment in this case would justify the granting of permanent injunctive relief.

(5)    Temporary Injunctive Relief

Temporary injunctive relief is warranted when an applicant shows that it is entitled to preserve the latest uncontested status quo of the subject matter of the suit pending trial on the merits.85 A court “may restrain the enforcement of administrative orders of State Boards and agencies for the purpose of preserving the status quo pending trial on the merits of a suit to set aside such order.”86 To be entitled to temporary injunctive relief, the Bondholders would be required to prove “(1) a cause of action against the defendant; (2) a probable right to the relief sought; and (3) a probable, imminent, and irreparable injury in the interim.”87 In the case of regulation affecting the System Restoration Bonds, Bondholders may be required to show that available administrative remedies, if any, would be an inadequate means of redress.88

    The Texas Supreme Court has stated that to show entitlement to a temporary injunction, a litigant “needs only to plead a cause of action,” not prove that he will prevail.89 The requirement to show a probable right to recovery could be satisfied by demonstrating that the legislative or administrative action was unconstitutional. The
80     Id. at 9-10.
81     Id. at 10.
82     Id. at 28.
83     Id. at 19.
84     Id. (emphasis added).
85     Butnaru v. Ford Motor Co., 84 S.W.3d 198, 204 (Tex. 2002); Walling v. Metcalfe, 863 S.W.2d 56, 57 (Tex. 1993).
86     State Bd. of Ins. v. Prof’l & Business Men’s Ins. Co., 359 S.W.2d 312, 315 (Tex. Civ. App.—Austin 1962, writ ref’d n.r.e.) (citing Tex. R.R. Comm’n v. Shell Oil Co., 146 Tex. 286, 206 S.W.2d 235, 242 (1947)).
87     Butnaru, 84 S.W.3d at 204.
88     Tex. State Bd. of Pharmacy v. Walgreen Tex. Co., 520 S.W.2d 845, 847-48 (Tex. Civ. App.—Austin 1975, writ ref’d n.r.e.).
89     Sun Oil v. Whitaker, 424 S.W.2d 216, 218 (Tex. 1968).

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Bondholders would not be required to establish that they would ultimately prevail, only that they are entitled to preservation of the status quo pending trial on the merits.90

To satisfy the requirement to show that they will suffer imminent and irreparable harm and an absence of any adequate remedy at law in the interim period, Bondholders would need to establish the probability of harm such as suspended payments, reduction in the market price of the System Restoration Bonds, or a default by the Issuer of the System Restoration Bonds. Bondholders could proffer a colorable argument that they would suffer irreparable harm if state legislative or administrative action caused delays in payment and threats of default on the System Restoration Bonds. For example, if the System Restoration Charges or payments to the Issuer were halted or reduced, this could result in a downgrade of the System Restoration Bond’s ratings. This downgrade would likely produce a loss of value in the System Restoration Bonds and could cause Bondholders to sell their System Restoration Bonds at prices lower than they could have sold them prior to any repeal. Delays in payment or non-payment of interest or principal on the System Restoration Bonds could also result. Regardless, as noted by the United States Supreme Court in U.S. Trust Co., it would be very difficult to place a monetary valuation on any such damages.91 Further, any monetary loss due the Bondholders because of a ratings downgrade and the resulting decrease in market value of the System Restoration Bonds could probably not be recovered from the State of Texas in a proceeding at law. “Our State does not recognize a common law cause of action for damages to enforce constitutional rights.”92

Texas courts might find that a delay of payments or non-payment until final judgment is not the type of “irreparable harm” that a temporary injunction seeks to prevent pending resolution of the matter, unless the delay resulted in the insolvency of either party or in the destruction of a party’s business. For instance, in LeFaucheur v. Williams,93 the court refused to issue a temporary injunction in part because the plaintiff failed to allege or prove that the defendant could not satisfy a money judgment. A court’s determination of the appropriateness of a temporary injunction in this case will depend on the facts and evidence presented to the court. If the court finds that the Bondholders have demonstrated a probable right to recovery, as well as imminent and irreparable harm for which there is no adequate remedy at law, the court will issue a temporary injunction, restoring the status quo immediately preceding any contested legislation or regulation.

Assuming that the injunction is not adverse to the public interest,94 we are of the opinion that the Bondholders would likely be entitled to temporary injunctive relief, pending the outcome of a trial for declaratory or permanent injunctive relief. As noted
90     Universal Health Servs. v. Thompson, 24 S.W.3d 570, 576 (Tex. App.—Austin 2000, no pet.); Walling, 863 S.W.2d at 58.
91     U.S. Trust Co., 431 U.S. at 19; Walling v. Metcalfe, 863 S.W.2d 56, 57 (Tex. 1993) (citing Roland Mach. Co. v. Dresser Indus., 749 F.2d. 380, 386 (7th Cir. 1984), where the Seventh Circuit said that temporary injunctive relief was particularly appropriate when “the nature of the plaintiff’s loss may make damages very difficult to calculate”).
92     Beaumont, 896 S.W.2d at 150.
93     807 S.W.2d 20 (Tex. App.—Austin 1991, no writ),
94     As in the case of permanent injunctions, a court considering whether to issue a temporary injunction will balance the equities between the parties to determine whether an injunction should issue. Lower Colo. River Auth. v. McGraw, 125 Tex. 268, 83 S.W.2d 629 (1935).

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above, the Bondholders would not be required to prove that they would prevail. Rather, they would be held to the burden of demonstrating a meritorious, bona fide complaint and entitlement to preservation of the status quo.95

D.    State Action and the Takings Clause

    Alternatively, impairment of the Bondholders’ value could also be construed as a compensable taking. Article I, Section 17 of the Texas Constitution (the “Texas Takings Clause”) requires that no “person’s property shall be taken, damaged or destroyed for or applied to public use without adequate compensation being made.” The Texas Takings Clause does “not limit the government’s power to take private property for public use but instead require[s] that a taking be compensated.”96 Governmental action or restriction that deprives the owner of “all economically viable use of the property totally destroys the value of the property” and is a taking that must be compensated.97 Texas courts also recognize that, where governmental action falls short of a total taking or complete destruction of the value of property, a claim for a “regulatory taking” can be asserted where the government action has unreasonably interfered with an owner’s right to use and enjoy property.98

Furthermore, the Texas Supreme Court has interpreted the Texas Takings Clause as providing greater protection to owners of private property than the Federal Takings Clause in certain circumstances because, unlike the language of the Federal Takings Clause that refers only to “taking,” the Texas Takings Clause applies more broadly to “taking, ... damaging,” or “destroying” private property.99 Thus, the language of the Texas Takings Clause would enable a court to determine that “damage” to the Transition Property, short of a complete taking resulting in non-payment of the System Restoration Bonds, constituted a violation of the Texas Takings Clause. In Steele v. City of Houston,100 the Texas Supreme Court noted:

The government’s duty to compensate for damaging property for public use after 1876 was not dependent upon the transfer of property rights.... To entitle the party to compensation under our present constitution, it is not necessary that his property shall be destroyed, nor is it necessary that it shall be even taken. It is sufficient to entitle him to compensation that his property has been damaged.
95     Universal Health Servs., 24 S.W.3d at 570.
96     Sheffield Dev. Co. v. City of Glenn Heights, 140 S.W.3d 660 (Tex. 2004).
97     Mayhew v. Town of Sunnyvale, 964 S.W.2d 922, 935 (Tex. 1998); Sheffield Dev. Co., 140 S.W.3d at 669.
98     See Sheffield, 140 S.W.3d at 671-79; Mayhew, 964 S.W.2d at 933-38.
99     Jim Olive Photography v. Univ. of Houston Sys., 624 S.W.3d 764 (Tex. 2021) (“we have also recognized that the Texas Takings Clause provides broader protection in certain areas” citing Steele v. City of Houston, 603 S.W.2d 786 at 789-91 (Tex. 1980) (“The underlying basis for compensating one whose property is taken or damaged or destroyed for public use may ... be the same but the terms have a scope of operation that is different.”); City of Dallas v. Jennings, 142 S.W.3d 310, 313 n.2 (Tex. 2004) (noting that “taking” has become a shorthand for “taking,” “damaging,” and “destroying,” but that each verb creates a separate and distinct claim under Article I, Section 17 of the Texas Constitution).
100     603 S.W.2d 786, 790 (Tex. 1980) (citing Gulf, C. & S. F. Ry. Co. v. Eddins, 60 Tex. 656, 663 (Tex. 1884)).

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The Texas Supreme Court stated that the purpose of the word “damage” was to prevent a narrow construction of the word “taking.”101 If a reviewing Texas state court were willing to apply the Texas Takings Clause to the Transition Property, governmental action that diminished but did not completely eliminate the value of the Transition Property might also be found to violate the Texas Takings Clause. For example, legislation passed by the Texas Legislature or PUCT action that repeals the State Pledge or limits, alters, impairs, or reduces the value of the Transition Property or System Restoration Charges and affects the market value of the System Restoration Bonds might constitute “damaging” of property under the Texas Takings Clause, even if it does not rise to the level of a “taking” under the Federal Takings Clause.

To establish a takings claim under the Texas Takings Clause, the Texas Supreme Court has held that a plaintiff must demonstrate that: (i) the State intentionally performed certain acts (ii) that took, damaged or destroyed protected property (iii) for public use.102

1.    Intentional Act

The State will be liable to compensate a private party for a taking of property only if the State intended to perform the act that caused the taking.103 On the other hand, when the taking or damage is merely the unintended result of the government’s act, “there is no public benefit,” and the property cannot be said to have been “taken or damaged for public use.”104 Thus, negligence on the part of the State or its agents that contributes to the destruction of private property cannot support a taking claim and would be subject to a sovereign immunity defense.105

The State Pledge, the related provisions of Subchapter G of Chapter 39 of PURA, and the Financing Order creating the Transition Property and System Restoration Charges are intended to protect the Bondholders’ interests. The purpose of the statutory provisions and the Financing Order is to reduce costs to electricity consumers in Texas of recovering stranded costs and regulatory assets, because securitization financing will
101     Id. (citing Gulf, C. & S.F. Ry. Co. v. Fuller, 63 Tex. 467 (Tex. 1885)).
102     Gen. Servs. Comm’n v. Little-Tex Insulation Co., 39 S.W.3d 591, 598 (Tex. 2001) (“Little-Tex”).
103     Little-Tex, 39 S.W.3d at 598; State v. Holland, 161 S.W.3d 227, 232 (Tex. App.—Corpus Christi 2005, no pet.) rev’d on other grounds, 221 S.W.3d 639 (2007).
104     City of Dallas v. Jennings, 142 S.W.3d at 313-14 (emphasis in original) (quoting Tex. Highway Dept. v. Weber, 219 S.W.2d 70, 71 (Tex. 1949)).
105     City of Tyler v. Likes, 962 S.W.2d 489, 505 (Tex. 1997) (no taking where city action to unclog sewer backup caused a sewage flood that damaged plaintiff’s property). The Texas Supreme Court has ruled that the State does not have the requisite intent when money or property is taken or withheld in the context of a contractual dispute with an entity that has contracted to provide a good or service to the State. Little-Tex, 39 S.W.3d at 598-99. The Court reasoned that, when the State is acting under colorable contractual rights, it does not have the requisite intent to take property under any eminent domain powers. Id. To the extent the State Pledge, the related provisions of Subchapter G of Chapter 39 of PURA, and the Financing Order creating the Transition Property and System Restoration Charges effectively create a contract between the State and the Bondholders, such a “contract” is distinguishable from a typical goods or services contract with the State. Accordingly, it is not apparent that in enacting State Impairment Legislation or taking PUCT Impairment Action, the State would be “acting within a color of right to take or withhold property in a contractual situation” within the meaning of Little-Tex. Id.

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result in lower financing costs.106 The Legislature intentionally enacted the State Pledge and the other provisions of Chapter 39, Subchapter G of PURA under which the issuance of the System Restoration Bonds has been authorized.

While it is not possible to anticipate the particular form that state action might take, either legislation enacted by the Legislature or an order adopted by the PUCT to specifically limit, impair, or reduce the value of the Transition Property and System Restoration Charges would be intentional acts of the State. Therefore, a reviewing Texas state court likely would find the element of intentional action by the State involved in connection with any State Impairment Legislation or PUCT Impairment Action.

2.    Protected Property Interest

A valid claim under the Texas Takings Clause requires proof of a taking, damage, or destruction of a protected property interest.107 In this context, the issue is whether the State Pledge, the Financing Order, and/or the Indenture create a protected property interest.

The Legislature plainly provided that the right to impose, collect, and receive System Restoration Charges is a property right when pledged or assigned in connection with the issuance of System Restoration Bonds.

(a) The rights and interests of an electric utility or successor under a financing order, including the right to impose, collect, and receive transition charges authorized in the order shall be only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of transition bonds, at which time they become “transition property.”

(b) Transition property shall constitute a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of transition charges depends on further acts of the utility or others that have not yet occurred.108

Accordingly, as a matter of law, the right of the electric utility to impose, collect, and receive System Restoration Charges, as authorized in the Financing Order, that is sold by the electric utility to the Issuer becomes a property interest, as opposed to a contractual right, when it is sold.

    No Texas court has considered whether the Transition Property at issue is protected by the Texas Takings Clause. While a few Texas court of appeals decisions have suggested that the Texas Takings Clause is limited to takings of real property or
106     See PURA § 39.301.
107     Hallco Tex., Inc. v. McMullen County, 221 S.W. 3d 50, 56 (Tex. 2006) (“Absent a cognizable property interest, a claimant is not entitled to compensation under article I, section 17.”).
108     PURA § 39.304 (emphasis added).

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property attendant thereto,109 the weight of authority has recognized that the clause is not limited in application to real property.

    In a case finding that a municipality’s requirement that a developer construct and pay for offsite public improvements as a condition to plat approval for subdivision development constituted a compensable taking under the Texas Constitution, the court stated:

The Fifth Amendment of the United States Constitution and article I, section 17 of the Texas Constitution prohibit the taking of private property—both real and personal, and including money—for public use without just compensation.110

    Texas courts have found that a lender’s perfected security interest is a protected property interest under the Texas Takings Clause.111 In MidFirst Bank, the Texas Workforce Commission (“TWC”) attempted to use a corporation’s receivables to satisfy statutory liens arising from the corporation’s failure to pay former employees’ wage claims and unemployment taxes.112 However, the Austin Court of Appeals concluded that the TWC’s action, which deprived MidFirst Bank of its security interest in the receivables, constituted a taking in violation of the Texas Takings Clause. In so doing, the Austin Court of Appeals expressly rejected TWC’s argument that takings claims under the Texas Constitution are confined to the taking of real property by eminent domain.113 Similarly, other courts of appeals have extended the protections of the Texas Takings Clause to the rights of secured lienholders in manufactured housing,114 to the property rights of patent holders,115 and to the property rights of franchisees.116

109     DeMino v. Sheridan, 176 S.W.3d 359 (Tex. App.—Houston [lst Dist.] 2004, no pet.); City of Houston v. North Mun. Util. Dist. No. 1, 73 S.W.3d 304, 310-11 (Tex. App.—Houston [1st Dist.] 2001, pet. denied); Tex. State Technical Coll., 983 S.W.2d 821, 826 (Tex. App.—Waco 1998, pet. denied).
110     Town of Flower Mound v. Stafford Estates Ltd. P’ship, 71 S.W.3d 18, 28 (Tex. App.—Fort Worth 2002), aff’d, 135 S.W.3d 620 (Tex. 2004); see also Lone Star Gas Co. v. City of Fort Worth, 98 S.W.2d 799 (Tex. Comm. App. 1936) (recognizing that where a city acquires a gas distribution system as a going concern through eminent domain, items that enter into arriving at the compensation award include intangible property, such as contract rights).
111     Tex. Workforce Comm’n v. MidFirst Bank, 40 S.W.3d 690, 696 (Tex. App.—Austin 2001, pet. denied).
112     Id. at 692.
113     Id. at 697 (“[W]e will not limit takings-clause actions to situations involving eminent domain.”).
114     See County of Burleson v. Gen. Elec. Capital Corp., 831 S.W.2d 54, 60 (Tex. App.—Houston [14th Dist.] 1992, writ denied); Hunt County v. Green Tree Servicing Corp., No. 05-0500940-CV, 2006 WL 242349, at *2 (Tex. App.—Dallas Feb. 2, 2006, no. pet.) (mem. op., not designated for publication).
115     State v. Holland, 161 S.W.3d 227, 230-32 (Tex. App.—Corpus Christi 2005), rev’d on other grounds, 221 S.W.3d 639 (Tex. 2007).
116     State/Operating Contractors ABS Emissions, Inc. v. Operating Contractors/State, 985 S.W.2d 646, 653 (Tex. App.—Austin 1999, pet. denied) (“[u]nder Texas case law, a franchise impresses its owner with vested rights” and “generally take[s] the form of utilities, or other monopolies, created to further the public interest”); Brazosport Sav. & Loan Ass’n v. Am. Sav. & Loan Ass’n, 342 S.W.2d 747, 750 (Tex. 1961) (“[i]n character and nature a franchise is essentially in all respects property, and is governed by the same rules as to its enjoyment and protection and is regarded by the law precisely as other property”).

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    Based on the foregoing, it is our opinion that it is likely that a Texas court would conclude that the Transition Property, if “taken, damaged or destroyed for or applied to public use” by an act of the Legislature or the PUCT, is a “cognizable property interest” entitled to protection under the Texas Takings Clause.

    3.    Property Taken for Public Use

The Texas Takings Clause provides private citizens with compensation only if property is “taken... for or applied to public use.”117 The State is without authority to take private property except for a public use. A court will enjoin action by governmental officials to take property that benefits only private individuals.118 The public use requirement serves two objectives: (1) to ensure that, when the State must compensate a private person for a taking, the public has received some benefit; and (2) to distinguish a taking, which is the act of the sovereign, from those actions, such as tortious acts or takings for a private purpose, which are the acts of individuals acting outside of their official capacities.119 When faced with a takings claim, a reviewing Texas state court must therefore analyze whether or not the state action was for a public use. A reviewing Texas state court’s analysis of any state action would obviously depend upon the particular facts involved.

While it is not possible to anticipate what particular form state action might take, presumably such action would be taken to provide relief to ratepayers subject to the System Restoration Charges. The fact that the state action is likely to be directed at protecting consumers of electricity, or a particular group of such consumers, should lead a reviewing Texas state court to decide the state action is for a public use or purpose. Texas judicial decisions indicate that a state action that provides a direct benefit to only a select group of persons can nevertheless be related to furtherance of a public purpose.120 In MidFirst Bank, the TWC was seeking to collect, from funds being held at MidFirst Bank, receivables of a health care facility to satisfy tax liens and wage claims against the health care facility. The money recovered for the wage claims would have gone directly to individual claimants.121 In defending against a takings claim by MidFirst Bank (which held a superior lien on the funds and was attempting to collect the funds for itself), the TWC argued its actions in attempting to collect the wage claims were not subject to the Texas Takings Clause because those actions were not for a public purpose.122 The Austin Court of Appeals held that the TWC, in enforcing the Texas Labor Code and obtaining funds that were rightfully the property of MidFirst, was “acting in furtherance of a public purpose” for purposes of a takings claim.123 The Austin Court of Appeals stated “the fact that the benefit inures to a specific group of
117     Tarrant Reg’l Water Dist. v. Gragg, 151 S.W.3d 546, 554-55 (Tex. 2004); Steele v. City of Houston, 603 S.W.2d 786, 790 (Tex. 1980).
118     See Maher v. Lasater, 354 S.W.2d 923, 924-25 (Tex. 1962) (enjoining county commissioners court from declaring a private road across claimants’ property to be a public highway); Marrs v. R.R. Comm’n, 142 Tex. 293, 177 S.W.2d 941, 948-49 (1944) (enjoining Railroad Commission proration orders where effect of orders would allow oil from petitioner’s land to flow onto and accumulate on neighboring land).
119     See Sheffield, 140 S.W.3d at 669-70; Tex. Highway Dep’t v. Weber, 219 S.W.2d at 71-72.
120     See MidFirst Bank, 40 S.W.3d at 696-697.
121     Id. at 696.
122     Id.
123     Id. at 696-697.

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people does not lessen the importance of enforcement of the labor code to the public at large.”124

Assuming that the Legislature or the PUCT were to reduce the amount of System Restoration Charges allowed in the Financing Order or similarly impair the Transition Property, the purpose would likely be to protect the interests of electric consumers. We believe it is likely that a reviewing Texas state court would find that the public use requirement under the Texas Takings Clause would be satisfied.

4.    Valid Exercise of Police Power

All private property is held subject to the valid exercise of the state’s police power.125 The government will not be required to make compensation “for losses occasioned by the proper and reasonable exercise of its police power.”126 Nonetheless, the state may not defend its actions merely by labeling them as an exercise of its police power. As the Texas Supreme Court has stated: “Recognizing the illusory nature of the problem, we have previously refused to establish a bright line for distinguishing between an exercise of the police power which does constitute a taking and one which does not.”127

In order for a governmental action to be a valid exercise of the state’s police power and not considered a taking, there are two requirements:

First, the regulation must be adopted to accomplish a legitimate goal; it must be “substantially related” to the health, safety, or general welfare of the people. Second, the regulation must be reasonable; it cannot be arbitrary.128

This analysis, of necessity, is fact-intensive, and each case stands on its own.129 As the Texas Supreme Court stated in Sheffield:

[W]hether regulation has gone “too far” and become too much like a physical taking for which the constitution requires compensation requires a careful analysis of how the regulation affects the balance between the public’s interest and that of private landowners.130

Factors that are relevant in evaluating this balance between the public’s interest and the interest of private citizens are: “(1) ‘the economic impact of the regulation on the claimant’; (2) ‘the extent to which the regulation has interfered with distinct investment-backed expectations’; and (3) ‘the character of the governmental action.’”131
124     Id. at 696.
125     City of College Station v. Turtle Rock Corp., 680 S.W.2d 802, 803 (Tex. 1984).
126     Turtle Rock Corp., 680 S.W.2d at 804.
127     Id.
128     Id. at 805.
129     Sheffield, 140 S.W.3d at 672.
130     Id. at 671-672.
131     Id. at 672 (citing Connolly v. Pension Benefits Guar. Corp., 475 U.S. 211, 225 (1986) (quoting Penn Cent. Transp. Co. v. City of New York, 438 U.S. 104, 124 (1978)).

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    Unlike more typical takings cases dealing with issues such as zoning restrictions or land use exactions, a claim in this case would arise from state action that would be extraordinary and unusual. A repeal of the State Pledge or an impairment of the Transition Property that the State has vowed not to impair should trigger close scrutiny by a court of the State’s justification for such action under the police power. Moreover, such action, if significant, would negatively impact a substantial investment-backed securitization financing arrangement that has been sanctioned by the Legislature and specifically intended by the Legislature to provide “greater tangible and quantifiable benefits to ratepayers than would have been achieved without the issuance of transition bonds.”132 Moreover, impairment of the Transition Property would harm Bondholders whose investments have, in the Legislature’s view, provided “tangible and quantifiable benefits” to the public.

Accordingly, based on the above, we are of the opinion that a reviewing Texas state court would find a compensable taking under the Texas Takings Clause if (a) the court concludes that the Transition Property is property of a type protected by the Texas Takings Clause and (b) the State takes action that, without paying just compensation to the Bondholders, (i) permanently appropriates the Transition Property or denies all economically productive use of the Transition Property; (ii) destroys the Transition Property, unless such destruction results from a response to emergency conditions; or (iii) substantially reduces, alters or impairs the value of the Transition Property, if the action unduly interferes with the Bondholders’ reasonable investment-backed expectations.

IV.    QUALIFICATIONS
    Our opinion is subject to the qualifications set forth herein and, with respect to the claims discussed herein, to the condition that such claims are properly presented and argued, and that the law is properly applied. We wish to note that we are not aware of any decisions interpreting PURA Chapter 39, Subchapter G concerning the vesting, creation or transfer of any transition property thereunder except for the City of Corpus Christi decision cited above133 and TXU Electric Co. v. Public Utility Commission.134
    All of the foregoing analyses and the conclusions set forth herein are premised upon, and limited to, the documents evidencing, and the law governing, the transactions described herein in effect as of the date of this letter. Furthermore, we note that a court’s decision regarding matters upon which we opine herein will be based on the court’s own analysis and interpretation of the factual evidence before the court and of applicable legal principles.
    Our opinion is subject to the effect of general principles of equity, including, without limitation, limitations on the availability of equitable remedies and concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines
132     PURA § 36.401(b)(2).
133     51 S.W.3d 231 (upholding constitutionality of Subchapter G of Chapter 39 of PURA).
134     51 S.W.3d 275 (Tex. 2001) (PUCT must apply present value test and consider regulatory assets that a utility seeks to securitize; discussing rate design methodology and other issues).

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affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).
    Our opinion is limited to the specific opinions requested in Section II of this letter and is limited in all respects to laws and facts existing on the date of this letter. We express no opinions implicitly herein, and we assume no obligation to advise you with respect to any issues not specifically addressed herein. The opinion set forth above is given as of the date hereof and we disavow any undertaking or obligation to advise you of any changes in law or any facts or circumstances that may hereafter occur or come to our attention that could affect such opinion. Furthermore, it is our and your understanding that the foregoing opinion is not intended to be a guaranty as to what a particular court would actually hold, but an opinion as to the decision a court would reach if the issues were properly presented to it and the court followed what we believe to be the applicable legal principles.
This opinion is solely for your benefit in connection with the transactions described above and may not be relied upon or used by, circulated, quoted or referred to, nor may copies hereof be delivered to, any other person for any purpose without our prior written approval. We hereby consent to the filing of this letter as an exhibit to the Securities and Exchange Commission Form 8-K and to all references to our firm included in or made a part of the Form 8-K.  In giving the foregoing consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the related rules and regulations of the Securities and Exchange Commission.
    We have assumed throughout this opinion (i) that there has been no (and will not be any) fraud in connection with the transactions described herein, and (ii) (a) the accuracy of the representations and warranties set forth in the Relevant Documents as to factual matters and (b) that the transactions contemplated by the Relevant Documents will not be subject to avoidance as a fraudulent transfer. Our opinion is limited to the presently effective laws of the State of Texas.

Very truly yours,

Schedule I: Addressees of Opinion

DWMR Texas Constitutional Opinion

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SCHEDULE I

Schedule I